Via Facsimile and U.S. Mail
Mail Stop 6010

February 1, 2007

Daniel Glassman
Chairman of the Board, President and
Chief Executive Officer
Bradley Pharmaceuticals, Inc.
383 Route 46 W.
Fairfield, NJ 07004

Re: Bradley Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed May 19, 2006
File Number: 001-31680

Dear Mr. Glassman:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief